Exhibit 8.2

April 28, 2015 Board of Directors LNB Bancorp, Inc. 457 Broadway Lorain, Ohio 44052	Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

Re:	U.S. Federal Income Tax Consequences of the Merger of LNB Bancorp, Inc. with and into Northwest Bancshares, Inc.

To the Members of the Board of Directors:

You have requested an opinion as to the United States Federal income tax consequences of the following proposed transaction, pursuant to the Agreement and Plan of Merger by and between Northwest Bancshares, Inc., a Maryland corporation (“Northwest Bancshares”) and LNB Bancorp, Inc., an Ohio corporation (“LNB”), dated as of December 15, 2014 (the Agreement and Plan of Merger shall be referred to as the “Merger Agreement”). Section 9.3.5 of the Merger Agreement provides that a condition to closing of the Merger is the receipt by LNB of an opinion by Calfee, Halter & Griswold LLP that the Merger will be treated for Federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Pursuant to the Merger Agreement, LNB will merge with and into Northwest Bancshares, with Northwest Bancshares as the resulting or surviving corporation in accordance with Federal law and the laws of the States of Maryland and Ohio (the “Merger”). Following the Merger, the separate existence of LNB will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of LNB will be vested in and assumed by Northwest Bancshares. As of the effective time of the Merger (the “Effective Time”), the following will occur:

(a)	All shares of LNB common stock (other than shares held in a fiduciary capacity or in connection with debts previously contracted) that are: (i) owned by LNB as treasury stock, or (ii) owned directly or indirectly by Northwest Bancshares or any direct or indirect wholly-owned subsidiary of Northwest Bancshares or LNB immediately prior to the Effective Time will, at the Effective Time, be canceled and no payment or distribution will be made in consideration therefor.

(b)	Each share of LNB common stock outstanding immediately prior to the Effective Time (except for shares of LNB common stock canceled pursuant to (a) above and Dissenting Shares) will be converted into the right to receive from Northwest Bancshares at the election of the holder thereof either: (i) $18.70 in cash (the “Cash Consideration”); or (ii) 1.461 shares of Northwest Bancshares common stock (the “Stock Consideration”), subject to a proration such that 50% of such outstanding shares of LNB common stock will be converted into Stock Consideration and the remaining outstanding shares of LNB common stock will be converted into Cash Consideration.

Cleveland	Columbus	Cincinnati

Calfee, Halter & Griswold LLP

April 28, 2015

This letter does not address the state and local tax consequences of the transactions contemplated by the Merger Agreement. Nor does this opinion address foreign laws or other areas of United States federal taxation other than federal income tax. The terms used but not defined herein, whether capitalized or not, will have the same meaning as in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below, including the Registration Statement on Form S-4 (as amended through the date hereof, the “Registration Statement,” which reference will include the proxy statement of LNB and the prospectus of Northwest Bancshares). In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of Northwest Bancshares and of LNB, upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified). For purposes of rendering this opinion, we have assumed that all relevant statements in the Merger Agreement, Registration Statement and written representations of the parties, including those made “to the best knowledge of” or similarly qualified, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time. We have also assumed that the parties have complied with, and, if applicable, will continue to comply with, the relevant covenants contained in the Merger Agreement. If any assumption above is untrue for any reason, our opinion might be adversely affected and may not be relied upon.

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

OPINION

Based solely upon the above-referenced representations, assumptions and information and assuming the transactions occur in accordance with the Merger Agreement and the Merger (and taking into consideration the limitations at the end of this opinion), it is our opinion that under current United States Federal income tax law:

1.	The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and

Cleveland	Columbus	Cincinnati

Calfee, Halter & Griswold LLP

April 28, 2015

2.	Northwest Bancshares and LNB will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

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No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views. However, we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable law, regulations or interpretations thereof, or the impact of any such changes on this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references to our firm name under the headings “Material Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

/s/ Calfee, Halter & Griswold LLP

CALFEE, HALTER & GRISWOLD LLP

Cleveland	Columbus	Cincinnati